99.B(h)(5)(ii)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

between

ING EQUITY TRUST

and

ING FUNDS SERVICES, LLC

Administrative Fee
Series	(as a percentage of average daily net assets)
ING Equity Dividend Fund	0.10%
ING Growth Opportunities Fund	0.10%
ING MidCap Opportunities Fund	0.10%
ING Opportunistic LargeCap Fund	0.10%
ING Real Estate Fund	0.10%
ING SmallCap Opportunities Fund	0.10%
ING SmallCap Value Multi-Manager Fund	0.10%
ING Value Choice Fund	0.10%